Exhibit 3.3

State of Delaware Secretary of State Division of Corporations Delivered 04:03 PM 08/09/2011 FILED 04:03 PM 08/09/2011 SRV 110904009 - 4521680 FILE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

GWG HOLDINGS, INC.

I, Jon R. Sabes, as the Chief Executive Officer of GWG Holdings, Inc. a Delaware corporation (the “Corporation”), do hereby certify that by resolutions in lieu of a special meeting of the stockholders and directors of said Corporation effective as of July 29, 2011, the following resolution was adopted in writing by the stockholders and directors, pursuant to Sections 242 and 228 of the General Corporation Law of the State of Delaware:

Article 4 of the Certificate of Incorporation is hereby amended by adding the following new paragraph immediately following the first paragraph:

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each one share of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be split and divided into two (2) shares of Common Stock (the “Forward Stock Split”). No fractional shares shall be issued in connection with the Forward Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been split.

IN WITNESS WHEREOF, I have hereto set my hand this 29 day of July 2011.

By	/s/ Jon R. Sabes
Jon R. Sabes, Chief Executive Officer